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                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                Schedule 13G


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (Amendment No. 1 )*

                             Full House Resorts Inc.
                              (Name of Issuer)

                                Common Stock
                       (Title of Class of Securities)

                                  359678109
                               (CUSIP Number)

Check the following space if a fee is being paid with this statement (  ).
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the discloures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





























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         CUSIP NO.                359678109

    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF THE ABOVE PERSON
                      Comerica Bank                       38-0477375

    2    CHECK THE APPROPRIATE LETTER IF A MEMBER OF A GROUP
                                                          (a)
                                                          (b)
    3    SEC USE ONLY


    4    CITIZENSHIP OR PLACE OF ORGANIZATION

                      Michigan Banking Corporation

           NUMBER OF     5   SOLE VOTING POWER

            SHARES                       0

         BENEFICIALLY    6   SHARED VOTING POWER

           OWNED BY                      0

             EACH        7   SOLE DISPOSITIVE POWER

           REPORTING                     0

            PERSON       8   SHARED DISPOSITIVE POWER

             WITH                        0

    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         0

   10    CHECK THE SPACE BELOW IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES
         (  )

   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                      0.00%

   12    TYPE OF REPORTING
                                           BK



















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                              SCHEDULE 13G
              Under the Securities Exchange Act of 1934

Check the following space if a fee is being paid with this statement:  (  )

Item 1(a) Name of Issuer:           Full House Resorts Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:
         P.O. Box 643
         Deadwood, SD  57732

Item 2(a) Name of Person Filing:
          Comerica Bank

Item 2(b) Address of Principal Business Officer or, if none, Residence:
          One Detroit Center
          Detroit, MI 48275

Item 2(c) Citizenship:       Michigan Banking Corporation

Item 2(d) Title of Class of Securities:
                   Common Stock

Item 2(e) Cusip Number:                  359678109

Item 3 This statement is filed in pursant to Rules 13d-1(b), or 13d-2(b). The person filing is a Bank as defined in section 3(a)(6) of the Act.

Item 4    Ownership:
      (a) Amount Beneficially Owned:                                         0
      (b) Percent of Class:                                               0.00%
      (c) Number of shares as to which such person has:
(i)  sole power to vote or direct the vote:                                  0
(ii) shared power to vote or direct the vote:                                0
(iii)sole power to dispose or direct the disposition of:                     0
(iv) shared power to dispose or direct the disposition of:                   0

Item 5   Ownership of Five Percent or Less of a Class:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ( X )

Item 6   Ownership of More than Five Percent on Behalf of Another
         Person:



Item 7 Identification and Classification of the Subsidiary Which Acquired the Security being Reported on by the Parent
         Holding Co:













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Item 8   Identification and Classification of Members of the Group:


Item 9   Notice of Dissolution of Group:


Item 10  Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant of any transaction having such purposes or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

*********
Date

Comerica Bank



By:   Ronald Fedoronko
        Assistant Vice President